Mail Stop 4561

April 2, 2007

William D. Humes
Executive Vice President and Chief Financial Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705

Re: **Ingram Micro Inc.**
        Form 10-K for Fiscal Year Ended December 30, 2006
        Filed February 26, 2007
        Form 8-K filed March 1, 2007
        File No. 001-12203

Dear Mr. Humes:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.   In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Quantify the amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

- The increase in net sales from North American operations between fiscal year 2004 and fiscal year 2006 attributable to the improving demand of IT products and services in the region in 2006, the additional revenue arising from the acquisition of AVAD in July 2005, and gains from your growth-enhancement initiatives in the region;

- The decrease in gross margin between fiscal year 2004 and fiscal year 2006 due to a continuing competitive pricing environment in certain markets in which you operate and the impact from the issues with the implementation of your German warehouse management system, partially offset by the results of your ongoing product diversification strategy; and

- The increase in selling, general and administrative expenses between fiscal year 2004 and fiscal year 2006 as a result of the implementation of a new warehouse management system in Germany and increased expenses required to support the growth of your business in 2006.

Refer to Section III.D of SEC Release 33-6835. Revise future filings accordingly.

2. We note that the expansion of a direct sales strategy by one or more of your major vendors, changes in terms and conditions by your vendors and/or softening of demand could adversely affect revenues and profitability in the near term. Tell us what consideration you gave to disclosing the impact, if any, that these known uncertainties have had on your historical results of operations.

Liquidity and Capital Resources

Contractual Obligations, page 32

3. It appears that you have aggregated your operating lease obligations with your purchase obligations within one line item of your Contractual Obligations table. Tell us what consideration you gave to disaggregating these two specific types of contractual obligations as shown in the table that follows paragraph (a)(5)(i) of Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 55

4. We note from your Form 8-K filed March 1, 2007 that a $33 million charge is expected to be recognized as cost of sales in the first quarter of 2007 as a result of the proposed tax legislation in Brazil that was enacted and became law on February 28, 2007. Provide us with your analysis under paragraph 8 in Statement

of Financial Accounting Standards No. 5, *Accounting for Contingencies*, and AICPA Auditing Standards AU Section 560, *Subsequent Events*, as of December 30, 2006. We also refer you to paragraph 3, which provides guidance on assessing the likelihood that a future event or events will confirm the loss or impairment of an asset or the incurrence of a liability. In your response, tell us how management was able to conclude that the contingent liability was less than probable as of December 30, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief